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                                                                    Exhibit 23.1


                         CONSENT OF INDEPENDENT AUDITORS

We consent to the reference to our firm under the captions "Experts," "Summary Historical Financial Data," and "Selected Historical Financial Data" and to the use of the following Ernst & Young LLP reports in Amendment No. 1 to the Registration Statement (Form S-1 No. 333-101516) and related Prospectus of Infinity Property and Casualty Corporation for the registration of $180 million of its Senior Notes due 2013:

      -     Dated September 26, 2002 with respect to NSA Group

      - Dated September 26, 2002 with respect to Personal Lines Agency Business of Great American Insurance Company

      - Dated October 1, 2002 with respect to Infinity Property and Casualty Corporation (except share information and the second paragraph of Note to Balance Sheet, as to which the date is January 13, 2003)


Cincinnati, Ohio
January 27, 2003              /s/ Ernst & Young LLP